March 4, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Unify Corporation
Form 10-K for the Fiscal Year Ended April 30, 2010
Filed July 12, 2010
Form 8-K/A filed September 15, 2009
File No. 001-11807

Dear Mr. Gilmore:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated February 17, 2011, to Steven Bonham, Chief Financial Officer of Unify Corporation (the “Company”).

Item 11. Executive Compensation, page 32 (Incorporated by Reference from Definitive Proxy Statement Filed July 26, 2010)

The Objectives of Our Executive Compensation Program

Management Incentive Plan, page 14

1.	We note your responses to prior comments 4 & 6 in which you state your belief that information regarding the target amounts is not material to investors and constitutes confidential information that would cause you competitive harm that may be excluded pursuant to Instruction 4 of Item 402(b) of Regulation S-K. We are unable to concur with your assertion that the target amounts upon which executive compensation is based are not material to investors. Where a material portion of a named executive officer’s compensation is based on the attainment of performance targets, the targets must be disclosed. Please refer to Item 402(b)(2)(v) and (vi) of Regulation S- K. Please provide us with the target information if you are unable to conclude that the information may be omitted pursuant to Instruction 4 of Item 402(b) and confirm that you will disclose this in future filings, as applicable.

RESPONSE: For the fiscal year ended April 30, 2010, the Compensation Committee, comprised solely of independent directors, adopted a Management Incentive Plan (“MIP”) for certain management members that included two separate (financial and operational) goals that would have resulted in the payment of performance bonuses if either of these separate goals were achieved. The MIP financial goal (performance target) was the Company’s attainment of $4.0 million of Adjusted EBITDA. The term Adjusted EBITDA was defined as “Earnings before interest, taxes, depreciation, amortization and stock compensation expense”. The following table provides information regarding the range of the Adjusted EBITDA performance target, threshold and maximum along with the potential payments associated with each such metric.

Unify Corporation	1420 Rocky Ridge Dr., Suite 380	Roseville, CA 95661	PH 916-218-4700

Securities and Exchange Commission

March 4, 2011

Adjusted	% of Adjusted	Pay out % of
EBITDA *	EBITDA	MIP Bonus
(thousands)		Target
> $3.2M	80%	80%
> $3.4M	85%	85%
> $3.6M	90%	90%
> $3.8M	95%	95%
> $4.0M	100%	100%
> $4.2M	105%	105%
> $4.4M	110%	110%
> $4.5M	112.5%	115%
* Including the accrued cost of any earned MIP bonuses

The total MIP Bonus Target for Mr. Wille and Mr. Bonham was divided between the MIP financial goal and the MIP operational goal as follows:

	MIP Bonus Target	MIP Bonus Target	Total MIP Bonus
	for Financial Goal	for Operational Goal	Target
Mr. Wille	$122,000	$40,000	$162,000
Mr. Bonham	$76,000	$30,000	$106,000

For FY2010, the Company generated approximately $1.7 million of Adjusted EBITDA which was below the minimum threshold of $3.2 million of Adjusted EBITDA. Therefore, no bonuses were earned or paid.

The operational goal for the FY2010 MIP was the completion of an acquisition with revenues of at least $10 million within the fiscal year. The Compensation Committee decided that this MIP operational goal was only for Mr. Wille and Mr. Bonham due to their significant involvement in acquisition activities of the Company. During fiscal year 2010, the Company completed the acquisition of AXS-One Inc. (with revenues in excess of the $10 million revenue threshold) and therefore, the Compensation Committee believed that each of Messrs. Wille and Bonham earned their respective operational bonus.

We confirm that in future filings we will disclose information related to our Executive Compensation Program performance targets that are not considered to be confidential in nature or which would pose a reasonable risk of competitive harm.

Securities and Exchange Commission

March 4, 2011

2.	Regarding your assertion that the information may be excluded pursuant to Instruction 4 of Item 402(b), please provide us with a more robust legal analysis regarding the grounds for exclusion. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 118.04. Specifically note that Interpretation 118.04 states that to the extent that a performance target level or other factor or criteria otherwise has been disclosed publicly, a company cannot rely on Instruction 4 to withhold the information. To the extent that both your adjusted EBITDA and stock price for the fiscal year ended April 30, 2010 have already been publicly disclosed, you may not rely on Instruction 4 to withhold these pieces of information. To the extent you conclude it is appropriate to omit specific targets or performance objectives, you are required to discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm.

RESPONSE: See our response to Comment 1 above where we have provided disclosure regarding the target amounts of our incentive plan.

3.	You state that both the MIP bonus amounts and the LTI awards are set at 100% of market median levels. Please tell us the market median levels upon which you base your MIP bonus and your LTI awards and confirm that you will disclose these in future filings, as applicable.

RESPONSE: As disclosed in our proxy statement, our Compensation Committee has adopted a compensation philosophy that strives to provide executives a total cash and non-cash compensation package that is competitive with the total compensation provided by our industry peer group. A component of the Committee’s philosophy also includes the desire to design performance bonus and long-term incentive (LTI) compensation programs with greater earnings potential that are only earned when the Company achieves certain pre-set performance metrics which are intended to more fully align the Company’s executives with the Company’s stockholders.

In fiscal 2010, the Compensation Committee hired an independent compensation consultant, Compensia Inc., to collect the total compensation information, including cash and non-cash compensation and executive equity ownership levels, for various executive positions from our industry peer group and from other comparable data sources to create the compensation market data for each executive position that is provided to the Compensation Committee. The compensation market data is summarized at the 25% market percentile, 50% market percentile and 75% market percentiles. The Committee used the 50% market percentile of the compensation market data since it believed that it is the best representative of a guideline to ensure executive compensation is competitive with our peer group.

Prior to the beginning of each fiscal year, the Compensation Committee designs the annual executive compensation package based on the Committee’s above stated philosophy, the compensation market data along with other factors including the executive’s and Company’s performance in the prior year, the difficulty of attaining the financial and operational goals created by the Committee, and equity ownership level of each executive for setting the LTI award. The annual executive compensation elements include base salary, plus performance bonuses based on the attainment of financial and operational goals and LTI stock option grants. Details regarding the fiscal 2010 performance metrics are also described above in response number one.

Securities and Exchange Commission

March 4, 2011

As an example, the Compensation Committee had adopted the following for Mr. Wille:

($’s rounded to nearest thousands)	Base Salary	Targeted Bonus	Total Cash	LTI Award	Total Annual
			Compensation		Compensation
Market data 50% percentile	$300,000	$150,000	$450,000	$134,000	$584,000
guideline
FY10 Compensation	$270,000	$162,000	$432,000	$148,000	$580,000
FY10 Compensation	30%	65%	45%	50%	50%
Approximate Market % Rank

This example reflects the Compensation Committee’s philosophy to design performance based elements that are above the 50% percentile of market data (ie, target bonus and LTI award) in conjunction with paying a base salary that is below market which results in Mr. Wille’s total compensation being in alignment with the market data 50% percentile guideline.

We also confirm that in future filings we will provide more explanatory discussion and analysis regarding the process and methodology the Compensation Committee follows to establish the annual executive compensation levels that is not considered to be confidential in nature or which would pose a reasonable risk of competitive harm.

Summary Compensation Table, page 16.

4.
We note your response to prior comment 8; however, it appears from your response that you failed to disclose that the compensation committee adopted two separate targets under the MIP. Moreover, you neither described the “second set of targets” in your response letter nor explained how the bonus amounts to Messrs. Wille and Bonham were determined. We therefore reissue prior comment 8 in part. Please tell us how these bonuses were determined. As part of your response, please tell us the target amounts related to the acquisition goals with respect to the acquisition of AXS-One Inc., how such targets were satisfied and how this led to the awarding bonuses to Messrs. Wille and Bonham in the amounts of $40,000 and $30,000, respectively.

Securities and Exchange Commission

March 4, 2011

RESPONSE: Please see our response to Comment 1 regarding the MIP operational goal created by the Compensation Committee related to the Company’s acquisition growth strategy for Messrs. Wille and Bonham and how this MIP operational goal was achieved and the amount earned.

Note 9 – Stockholders’ Equity

Private Placement, page 57

5.	We note your response to prior comment 10 where you indicate that you will respond to the comment via a separate letter. The Staff will review your separate letter when filed.

RESPONSE: Please see the Form 8-K we filed on February 18, 2011 indicating that we would be restating certain previously filed financial statements. The Company believes that this filing adequately addresses the concerns raised by the Staff.

Exhibit Index

6.	We note your response to comment 11 of our letter dated December 8, 2010. Please note that we will not be in a position to complete our review of your Form 10-K until we have completed our review of your confidential treatment request and you have publicly refiled Exhibit 4.12 with any redactions.

RESPONSE: On March 4, 2011 we provided you with our proposed redactions for Exhibit 4.12. After we have obtained your approval regarding our proposed redactions we will refile Exhibit 4.12, including the related exhibits and schedules as redacted in their entirety.

With this letter, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	the SEC comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 4, 2011

Please contact our Company counsel, Sanjay M. Shirodkar of DLA Piper LLP (US), at (410) 580-4184 should you have any further questions, comments, or concerns.

Very truly yours,

Unify Corporation

By:	/s/ Steven D. Bonham
Steven D. Bonham
Chief Financial Officer

cc:	Todd E. Wille
Sanjay M. Shirodkar, Esq.